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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2006            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

News Release dated May 30, 2006

2.

Interim Financial Statements (unaudited) for the period ended March 31, 2006.

3.

Management Discussion and Analysis

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: June 5, 2006	By: /s/ Simon Ridgway Simon Ridgway President and Director

news release

NR RGI 3  May 30, 2006

Second Phase Drilling Starts at Radius’s Natividad Project, Nicaragua

Vancouver:  Simon Ridgway, President of Radius Gold Inc. (“Radius”) is pleased to announce that Meridian Gold Inc. (“Meridian”) has started a second phase of drilling at Radius’s Natividad gold project in Nicaragua. Drilling is now underway on the first of approximately 50 planned holes.

Meridian anticipate that the second phase drill program will consist of roughly 4,800m of core drilling on priority targets. Drilling will first test targets on the Ahumada, Pavon Norte, Las Brisas, Manceras, Babaska, Pavon Central and Pavon Sur veins. Roughly 3,500m are planned on these veins. An additional 1,300m of coring are planned for new targets within the joint venture concession area. A drill collar plan will be posted shortly on Radius’s website at www.radiusgold.com.

Over the last 9 months, Meridian has undertaken an intensive exploration program on the Natividad joint venture area. In October 2005 they flew an airborne magnetic and radiometric survey over about 500km2 of the joint venture area. They have since conducted detailed mapping, prospecting, and sampling surveys within this zone and have discovered new gold mineralization at the Las Valles and Cerro Pastel areas to the northeast of Pavon North. The present drill program will test these new discoveries as well as the known high grade shoots along strike and down dip.

In the second quarter of 2005, Meridian completed 43 holes (6,396m) at Natividad. The drilling started to outline 2 distinct >5g/t Au “pay shoots” at Natividad, informally named the Pavon Norte and the Ahumada shoots. Ahumada has been outlined by 5 diamond drill holes: NAT013, 017, 018, 020 and PADH-1 (from Radius’ 2004 drilling). At a 1g/t Au cut off, a weighted average intersection of these 5 holes is 23.7 g/t Au over 2.7m. The Pavon Norte shoot is outlined by holes NAT05-025 to 029 and PADH5 and 6. At the same cut off, a weighted average for these holes is 9.6 g/t Au over 1.7m. These results were previously released in Radius new release NR RGI 5, dated July 25, 2005, titled “Radius announces initial drill results from Natividad.”

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Background

The Natividad (El Pavon) low sulphidation epithermal vein system was discovered by Radius in 2003. In September 2004, Meridian optioned Natividad from Radius. The agreement gives Meridian the exclusive option to acquire a 60% interest in El Pavon by spending an agreed amount on exploration, completing a feasibility study within four years and paying to Radius a set amount per ounce of resource defined by the feasibility study for the 60% of the ounces Meridian will acquire (see release NR-RGI 5, Sept. 23, 2004).

Qualified Person

Mark Hawksworth, M.Sc., P.Geol., an employee of Meridian Gold Inc., is the Qualified Person responsible for the design and management of the Natividad exploration program, including the current drill program. Harmen Keyser, P.Geol., a Director of Radius, has verified that the results presented in this release are an accurate summary of the information provided to Radius by Meridian.

For further information on Radius Gold Inc., please call toll free 1-888-627-9378 or visit our web site (www.radiusgold.com).

The TSX Venture Exchange has not reviewed and does not take responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

“signed”

Simon Ridgway,

President

Symbol: TSXV-RDU; OTCBB-RDUFF

Shares Issued: 53.3-million

FINANCIAL REVIEW

First Quarter Ended March 31, 2006

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RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the three months ended March 31, 2006.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	March 31, 2006	December 31, 2005

ASSETS

CURRENT
Cash and short-term investments (Note 2)	$ 679,672	$ 1,423,554
Marketable securities (Note 2)	11736,670	11,936,277
Advances and other receivables (Note 8b)	604,290	305,864
GST receivable	50,680	26,052
Due from related parties (Note 4)	214,846	256,649
Prepaid expenses and deposits	136,278	102,641

	13,422,436	14,051,037
PROPERTY & EQUIPMENT	374,229	384,720
MINERAL PROPERTIES	14,089,320	13,731,865

	$ 27,885,985	$ 28,167,622

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 335,271	$ 251,398
Due to related party	356	35,129
	335,627	286,527

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 3)	42,402,819	42,402,819
CONTRIBUTED SURPLUS	3,475,737	2,244,987

	45,878,556	44,647,806
DEFICIT	(18,328,198)	(16,766,711)

	27,550,358	27,881,095

	$ 27,885,985	$ 28,167,622

APPROVED BY THE DIRECTORS:

      “signed”                                       , Director

     “signed”                                  , Director

Simon Ridgway

Mario Szotlender

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31,
	2006	2005
DEFICIT - BEGINNING OF PERIOD	$ (16,766,711)	$ (10,087,313)
Net loss for the period (Note 3)	$ (1,561,487)	(290,342)
DEFICIT - END OF PERIOD	$ (18,328,198)	$ (10,377,655)

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31, 2006 2005
REVENUE
Interest income	$ 102,137	$ 32,443
Other income	9,475	21,299
	111,612	53,742
EXPENSES
Amortization	12,775	10,013
Bank charges and interest	1,722	1,685
Consulting fees	(3,073)	3,228
Foreign currency exchange	10,477	57,644
Legal and accounting fees	11,567	54,970
Management fees	15,000	15,000
Non-cash compensation charge (Notes 2&3)	1,230,750	-
Office and miscellaneous	6,872	17,870
Public relations	17,045	69,513
Regulatory and stock exchange fees	6,701	13,045
Rent and utilities	6,805	14,357
Repair and maintenance	89	-
Salaries and wages	34,397	53,217
Telephone and fax	2,935	4,191
Transfer agent fees	1,459	3,782
Travel and accommodation	9,715	25,569
	1,365,238	344,084
OTHER EXPENSES
Write off of deferred exploration costs	307,861	-
NET LOSS FOR THE PERIOD	$ 1,561,487	$ 290,342
LOSS PER SHARE	$ (0.03)	$ (0.01)
NUMBER OF WEIGHTED AVERAGE SHARES	52,935,988	52,427,255

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended March 31, 2006 2005
OPERATING ACTIVITIES
Net (loss) income for the period	$(1,561,487)	$ (290,342)
Items not involving cash
Amortization	12,775	10,013
Write off of deferred exploration costs	307,86	-
Non-cash compensation charge (Note 3)	1,230,75	-
	(10,100)	(280,329)
Changes in non-cash working capital items	(272,818)	(597,612)
	(282,918)	(877,941)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	-	240,140
INVESTING ACTIVITIES
Marketable securities	199,60	-
Due to related parties	(34,773	-
Due from related parties	41,803	(164,709)
Expenditures on deferred exploration costs	(665,317)	(477,349)
Purchase of property & equipment	(2,284)	(7,548)
	(460,964)	(649,606)
DECREASE IN CASH AND CASH EQUIVALENTS	(743,882)	(1,287,407)
Cash and cash equivalents - beginning of period	1,423,554	4,377,846
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 679,672	$ 3,090,439
Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE THREE MONTHS ENDED MARCH 31, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua		Mexico	Argentina	Columbia		Period Ended	Period Ended
	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	General Exploration	March 31, 2006	December 31, 2005
ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ -	$3,864,669	$ -	$ 19,315	$ -	$ 102,289	$ -	$ -	$ 3,986,273	$ 8,391,571
Cash	-	-	-	-	-	-	-	-	-	231,913
Write-off Acquisition Costs	-	-	-	-	-	(58,882)	-	-	(58,882)	(4,637,211)
BALANCE - END OF PERIOD	-	3,864,669	-	19,315	-	43,407	-	-	3,927,391	3,986,273
DEFERRED EXPLORATION COSTS
BALANCE - BEGINNING OF PERIOD	$ -	$5,470,075	$ 897,668	$ 2,848,219	$307,330	$ 185,314	$ 29,524	$ 7,461	$ 9,745,591	$ 8,428,027
Property Payment/Investigation	-	-	-	11,843	-	764	-	-	12,607	13,680
Automobile	326	-	7,794	3,597	555	5,060	-	-	17,332	139,091
Camp, food and supplies	542	-	4,797	5,257	830	6,098	-	-	17,523	93,741
Drafting, maps and printing	121	-	461	8	5	167	-	-	762	4,104
Drilling	-	-	-	-	-	-	-	-	-	113,474
Exploration administration	622	-	3,472	3,879	3,507	546	-	-	12,024	33,399
Environment	-	-	-	1,225	-	-	-	-	1,225	6,601
Geochemistry	-	-	15,692	58,172	607	32,765	-	-	107,236	256,972
Geological consulting	2,562	3,193	65,436	38,997	22,267	91,142	-	8,250	231,847	997,148
Other consulting	3,797	-	24,595	950	-	901	-	-	30,243	63,840
Legal and accounting	924	-	1,984	2,091	2,004	1,425	-	-	8,428	70,656
Licenses, rights and taxes	-	-	1,482	43,550	672	19,462	-	-	65,166	151,217
Materials	30	-	1,345	2,309	144	2,822	-	-	6,650	38,976
Maintenance	329	-	535	759	3	1,202	-	-	2,828	9,578
Miscellaneous	14	406	389	2,191	233	4,075	-	-	7,308	11,577
Medical expenses	918	-	2,080	2,683	1,413	2,055	-	-	9,148	34,937
Rent and utilities	3,736	3,569	10,302	2,493	191	1,233	-	-	21,525	50,447
Rental equipment	-	-	-	-	-	-	-	-	-	4,826
Salaries and wages	7,200	681	19,702	15,194	3,290	11,152	-	-	57,219	208,627
Shipping	134	-	4,540	2,409	521	311	-	-	7,915	16,405
Telephone and communications	509	-	3,940	1,088	164	3,806	-	-	9,507	47,567
Travel and accommodation	-	-	10,699	5,046	14,576	8,501	-	-	38,823	231,224
	21,763	7,850	179,244	203,741	50,981	193,487	-	8,250	665,317	2,598,087
Write-off Exploration Costs	-	-	-	-	-	(248,979)			(248,979)	(1,280,523)
BALANCE - END OF PERIOD	21,763	5,477.925	1,076,912	3,051,960	358,311	129,822	29,524	15,711	10,161,929	9,745,591
BALANCE - END OF PERIOD
	$ 21,763	$9,342,594	$1,076,912	$3,071,275	$358,311	$ 173,229	$ 29,524	$ 15,711	$14,089,320	$ 13,731,864

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico, Argentina, and Colombia. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The interim consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in, Cayman Islands, Guatemala, Nicaragua, Panama, Mexico and the Dominican Republic.

The three months ending March 31, 2006 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

3.

Share Capital

	Number of Shares		Price Per Share	Amount $
Issued:			$
Balance December 31, 2003	38,395,242			27,539,692
Exercise of warrants	11,250		0.55	6,188
Exercise of warrants	560,000		0.25	140,000
Issued for property acquisition	1,300,000		1.49	1,937,000
Exercise of stock options	25,000		0.95	23,750
Exercise of stock options	15,000		0.68	10,200
Less: issue costs				(1,809)
Balance June 30, 2004	40,306,492			29,655,020
Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of stock options	117,000		0.65	76,050
Exercise of stock options	35,000		0.60	21,000
Exercise of stock options	54,000		0.68	36,720
Exercise of stock options	30,000		0.95	28,500
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	65,000		1.10	71,500
Exercise of stock options	79,444		0.99	78,650
Exercise of warrants	2,089,800		0.25	522,450
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options	-	65,000	0.59	38,350
Transfer of contributed surplus on exercise of options	-	55,000	0.64	35,200
Transfer of contributed surplus on exercise of options	-	65,000	0.73	47,450
Balance December 31, 2004	53,091,188			42,060,982
Exercise of stock options	37,800		1.30	49,140
Exercise of stock options	40,000		0.90	36,000
Exercise of stock options	50,000		0.99	49,500
Exercise of stock options	35,000		1.00	35,000
Exercise of stock options	57,000		1.50	85,500
Transfer of contributed surplus on exercise of options	-	90,000	0.59	53,100
Transfer of contributed surplus on exercise of options	-	35,000	0.60	20,931
Transfer of contributed surplus on exercise of options	-	37,800	0.34	12,666
Balance December 31, 2005 and March 31, 2006	53,310,988			42,402,819

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Escrow Shares

As at March 31, 2006, there are 375,000 common shares held in escrow, the release of which is subject to regulatory approval. Effective May 31, 2005, 375,000 shares were released from escrow.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2006		March 31, 2005
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise
Outstanding, beginning of period	2,558,332	$1.05	3,691,219	$1.05
Expired Unexercised	(125,000)	0.85	(22,222)	1.46
Granted	2,735,000	0.70	-	-
Exercised	-	0.00	(50,000)	0.99
	-	0.00	(20,000)	1.00
	-	0.00	(40,000)	0.90
	-	0.00	(37,800)	1.30
			-	-
Outstanding, end of period	5,168,332	$0.87	3,521,197	$1.05

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

3.

Share Capital  (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at March 31, 2006.

Number	Exercise Price ($)	Expiry Date

50,000	1.00	April 15, 2006 *
75,000	0.68	April 15, 2006 *
140,000	1.00	July 10, 2006
17,778	0.99	Sept. 24, 2007
670,000	0.68	Jan. 7, 2008
100,000	0.90	Jan. 15, 2008
40,000	0.99	Jan. 27, 2008
128,888	1.46	Jan. 29, 2008
22,222	2.03	April 22, 2008
225,000	1.10	Aug. 7, 2008
44,444	1.37	Aug. 13, 2008
150,000	1.32	Feb. 26, 2009
50,000	1.00	Apr. 15, 2006
650,000	1.00	Sept. 6, 2009
50,000	1.50	Oct. 17, 2009
20,000	0.68	Sept. 29, 2010
2,735,000	0.70	Feb. 21, 2011

5,168,332

* Subsequent to March 31, 2006 the 50,000 options at an exercise price of $1.00 expired and the 75,000 options at an exercise price of $0.68 were exercised.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. A non-cash compensation charge of $1,230,750 associated with the granting of options to directors and employees has been recognized in the financial statements for the three months ended March 31, 2006, with a corresponding increase to contributed surplus. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	4.02%
Expected stock price volatility	76.00%
Expected term in years	5.0
Expected dividend yield	0.0%

4.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended March 31,
	2006	2005
Expenses:
Consulting fees	$-	$ 1,180
Management fees	15,000	15,000
Salaries and benefits	19,608	-
Mineral property costs Consulting fees	48,005	33,000
	$82,613	$ 48,000

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $25,640 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $214,846 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The amount of $101,075 was repaid subsequent to March 31, 2006. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $29,857 payable to a company which has a common director with the Company and officers of the Company.

Due to related parties of $356 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

5.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Argentina, Colombia, Guatemala, Nicaragua, Panama, Dominican Republic and Mexico.

Details of identifiable assets by geographic segments are as follows:

Total Assets	Period Ended March 31, 2006	Year Ended December 31, 2005

Canada	$ 15,143,573	$ 13,059,538
Caymans	(85,157)	761,493
Argentina	29,524	29,524
Colombia	15,711	7,461
Guatemala	9,409,296	9,451,121
Nicaragua	3,092,232	4,055,501
Mexico	319,754	680,287
Panama	(40,738)	120,908
Dominican Republic	1,791	1,789
	$ 27,885,985	$ 28,167,622
Property & Equipment
Canada	$38,314	$49,934
Guatemala	71,605	72,529
Nicaragua	236,544	232,617
Mexico	27,766	29,640
	$ 374,229	$ 384,720
Resource Properties Acquisition
Guatemala	$ 3,864,669	$ 3,864,669
Nicaragua	19,315	19,315
Mexico	43,407	102,289
	$ 3,927,391	$ 3,986,273
Deferred Exploration Costs
Argentina	$29,524	$29,524
Colombia	15,711	$7,461
Guatemala	5,499,688	5,470,075
Mexico	488,133	492,645
Nicaragua	4,128,873	3,745,887
	$ 10,161,929	$ 9,745,592

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Three Months Ended March 31, 2006

Expressed in Canadian Dollars

6.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

7.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

8.

Subsequent Events

a)

Subsequent to March 31, 2006 75,000 options were exercised at a price of $0.68.

b)

Subsequent to March 31, 2006 Meridian Gold Inc. (Meridian)  repaid $523,150 in advances and receivables. The advances were made pursuant to the joint venture agreement on the El Pavon concession, in Nicaragua between the Company and Meridian.

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2006

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the three months ended March 31, 2006.  The following information, prepared as of May 26, 2006, should be read in conjunction with the March 31, 2006 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2006 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties in Central America and has a portfolio of projects in Nicaragua, Guatemala and southern Mexico.

Nicaragua

Radius’s joint venture partner on the Natividad project, Meridian Gold Inc. (“Meridian”) continued its preparations for another round of diamond drilling at the central Nicaraguan project.  In 2005, Meridian completed a total of 43 holes at Natividad.  Meridian’s work is beginning to outline 2 distinct “pay shoots” at Natividad.  These have been informally named the Pavon Norte and the Ahumada shoots.  Meridian is encouraged by the size and robust nature of the Natividad system and is continuing its work on the project.

Meridian has recently commenced a second phase drill program which will test the high-grade shoots described above, explore the Pavon North and Las Brisas veins for better mineralization at deeper levels than were tested last year, and test new zones discovered from the on-going regional work within the joint venture area.

Over the last nine months, Meridian has undertaken an intensive exploration programme on the Natividad joint venture area.  In October 2005 they flew an airborne magnetic and radiometric survey over about 500km2 of the joint venture area.  They have since conducted detailed mapping, prospecting, and sampling surveys within this zone and have discovered new gold mineralization at the Las Valles and Cerro Pastel areas to the northeast of Pavon North.

Also in Nicaragua, Radius has adopted a two-pronged approach to the San Pedro project.  The Company’s field teams continued prospecting, mapping and sampling at the project with the aim of defining additional drill targets.  At the same time, the Company is actively seeking a joint venture partner to assist it in exploring the project.  A number of confidentiality agreements have been signed with interested parties and the Company hopes to make further progress on the project during the second quarter.

Guatemala

In Guatemala, Radius’s technical personnel continued to examine the feasibility of going underground at the Tambor gold project on the high grade gold mineralization at the zone known as the Guapinol prospect.  Management also revisited the concept of joint venturing Tambor to an established gold producer and a number of confidentiality agreements have been signed with interested parties.

Mexico

In Mexico, Radius optioned the Amatista Ag-Au project from a Mexican businessman and initiated an intensive exploration program at the site.  The property covers 18 abandoned mine workings dating from Spanish colonial times which are aligned along a northwest-southeast trending belt over a distance of 10km and up to 3km wide northeast to southwest.  The mines exploited low-sulfidation epithermal quartz veins, stockworks and breccias.  In the first quarter, Radius’s work focused on the main zone with the objective of mapping the structures, alteration and distribution of gold mineralization in detail and identifying targets for diamond drilling.  The mine access road was rehabilitated giving access to the historic workings of the San Francisco mining camp, and a stream sediment and rock sampling program initiated within the project claim area.  Based on results of this work, management has decided not to proceed with further work on the Amatista project.

Radius’s teams continued their regional exploration program in Mexico, exploring a new alteration zone discovered in volcanic rocks overlying units that host several Au-Ag prospects and active projects.  First-pass exploration returned anomalous gold-in-stream sediment values and low grade to anomalous rock sample results, and one float sample returned 2940ppb Au and 568 g/t Ag, from a large targeted area.  A second phase of exploration commenced in January.  In March, the Company also commissioned a Landsat clay-iron alteration and structural geological study of an extensive area in south-central Mexico.  It is anticipated that this study will generate additional regional exploration targets for ground follow-up in the second or third quarters.

Other Opportunities

Radius continued to evaluate new project opportunities in other countries within South and Central American and the Caribbean region where the Company has long-term experience and an established business presence.  Management will continue to evaluate potential regional “plays” throughout these areas and will react rapidly to any project opportunities that are a good fit with Radius’s overall exploration strategy of acquiring large land positions in under-explored, but highly prospective regions.

Results of Operations

For the three months ended March 31, 2006, the Company had a consolidated net loss of $1,561,487 ($0.03 per share) compared to a net loss of $290,342 ($0.01 per share) for the three months ended March 31, 2005.  Interest income increased for the 2006 period as compared to the 2005 period due to greater accrued interest being recorded.  Corporate expenses decreased significantly overall, and especially in the categories of legal and accounting, public relations, and travel.  The net loss for the 2006 was, however, significantly higher than the 2005 period due to a non-cash compensation charge in 2006 of $1,230,750 and a write-off of exploration costs of $307,861.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2006:

	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)	Third Quarter Ended Sept. 30, 2005 ($)	Second Quarter Ended June 30, 2005 ($)	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)	Third Quarter Ended Sept. 30, 2004 ($)	Second Quarter Ended June 30, 2004 ($)
Total Income	111,612	69,162	167,825	50,396	53,742	193,492	163,124	67,059
Net Loss (Gain)	1,561,487	6,148,545	(3,692)	244,203	290,342	1,726,354	762,091	826,094
Net Loss per share	0.03	0.12	0.00	0.00	0.01	0.03	0.02	0.02

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from $13.4 million at December 31, 2005 to $12.4 million at March 31, 2006.  During the three months ended March 31, 2006, the Company spent $665,317 in exploration costs and $110,493 on corporate expenses.  Working capital at March 31, 2006 was $13.1 million compared to $13.8 million at December 31, 2005.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the three months ended March 31, 2006, $29,613 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $7,881 for salaries, $7,305 for rent and utilities, and $5,755 for geological consulting fees.

Nicaragua - During the three months ended March 31, 2006, the Company incurred $382,985 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $104,433 for geological consulting fees, $73,864 for geochemistry, and $34,896 for salaries.

Mexico - During the three months ended March 31, 2006, the Company spent $244,468 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $113,409 for geological consulting fees, $23,077 for travel and accommodation, and $20,134 for licences, rights and taxes.  Deferred exploration costs totalling $307,861 were written off during the period for properties on which no further work is warranted.

Colombia - During the three months ended March 31, 2006, the Company spent $8,250 on property investigations in Colombia.

Related Party Transactions

During the three months ended March 31, 2006, The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended March 31,
	2006	2005
Expenses:
Consulting fees	$ -	$ 1,180
Management fees	15,000	15,000
Salaries and benefits	19,608	-
Mineral property costs
Consulting fees	48,005	33,000

	$ 82,613	$ 48,000

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $25,640 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $214,846 are amounts due from companies which have a common director with the Company and arose from shared administrative costs.  The amount of $101,075 was repaid subsequent to March 31, 2006.  The balance owing is repayable in the normal course of business.

Accounts payable and advances include $29,857 payable to a company which has a common director with the Company and officers of the Company.

Due to related parties of $356 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s current outstanding share position is 53,295,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

140,000	$1.00	July 10, 2006
17,778	$0.99	September 24, 2007
670,000	$0.68	January 7, 2008
100,000	$0.90	January 15, 2008
40,000	$0.99	January 27, 2008
128,888	$1.46	January 29, 2008
22,222	$2.03	April 22, 2008
225,000	$1.10	August 7, 2008
44,444	$1.37	August 13, 2008
150,000	$1.32	February 26, 2009
50,000	$1.00	September 2, 2009
650,000	$1.00	September 6, 2009
50,000	$1.50	October 17, 2009
20,000	$0.68	September 29, 2010
2,735,000	$0.70	February 21, 2011
5,043,332

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Subsequent Events

a)

Subsequent to March 31, 2006, 75,000 options were exercised at a price of $0.68.

b)

Subsequent to March 31, 2006, Meridian Gold Inc. (Meridian) repaid $523,150 in advances and receivables. The advances were made pursuant to the joint venture agreement on the El Pavon concession, in Nicaragua between the Company and Meridian.